As filed with the U.S. Securities and Exchange Commission on December 19, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____________________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

_____________________________

Wolters Kluwer N.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Netherlands

(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas

(Exact name of depositary as specified in its charter)

60 Wall Street, New York, NY 10005

Telephone 1-212-250-9100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_____________________________

Deidra D. Gold

Executive Vice President and General Counsel US

Wolters Kluwer U.S. Corporation

2700 Lake Cook Road

Riverwoods, Illinois 60015

Tel: 847-580-5035

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Robert M. Chilstrom, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Tel: 212-735-2588

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing an ordinary share of Wolters Kluwer N.V.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535.00
(1)	Each unit represents one American Depositary Share.
(2)

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

(3)

Pursuant to Rule 429 under the Securities Act of 1933, this registration statement also constitutes a post-effective amendment to Registration Statement on Form F-6 (File No. 333-121171) to reflect the appointment of Deutsche Bank Trust Company Americas as successor depositary to JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York) under the Deposit Agreement, dated as of October 31, 1989, as amended by Amendment No. 1 to the Deposit Agreement, dated as of December 10, 2004.

Part I.

Information Required in Prospectus

Item 1. Description of Securities To Be Registered.

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Introductory paragraph
(ii) Procedure for voting, if any, the deposited securities	Paragraph (13) and (14)
(iii) Collection and distribution of dividends	Paragraph (12)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (14) and (16)
(v) Sale or exercise of rights	Paragraphs (12) and (15)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (12) and (15)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (16)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (4), (5), and (7)
(x) Limitation upon the liability of the Depositary	Paragraph (18)
(3) Fees and Charges	Paragraph (8)

Item 2. Available Information.

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)   Statement that Wolters Kluwer N.V. furnishes the Commission with certain reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

Part II.

Information Not Required in Prospectus

Item 3. Exhibits.

(a)

Deposit Agreement. Amended and Restated Deposit Agreement, dated as of December 14, 2006, among Wolters Kluwer N.V., Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)

Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Depositary and Wolters Kluwer N.V., as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. Undertakings.

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

Signatures

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom of Great Britain, on December 13, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ C. BENSON
Name:	C. Benson
Title:	Vice President

By:	/s/ T. MURPHY
Name:	T. Murphy
Title:	Vice President

Signatures

Pursuant to the requirements of the Securities Act of 1933, Wolters Kluwer N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 15, 2006.

WOLTERS KLUWER N.V.

By:	/s/ B.L.J.M. BEERKENS
Name:	B.L.J.M. Beerkens
Title:	Member Executive Board and CFO

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Deidra D. GOLD and Maarten THOMPSON, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ N. MCKINSTRY ROCH	Chairman Executive Board and Chief Executive Officer	December 18, 2006
N. McKinstry Roch

/s/ B.L.J.M. BEERKENS	Member Executive Board and Chief Financial Officer	December 15, 2006
B.L.J.M. Beerkens

/s/ M.C. THOMPSON	Vice President General Counsel and Company Secretary	December 15, 2006
M.C. Thompson

/s/ D.D. GOLD	Executive Vice President and General Counsel US	December 13, 2006
D.D. Gold

Index to exhibits

Exhibit Number		Sequentially Numbered Page

(a)	Deposit Agreement.

(d)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Depositary and Wolters Kluwer N.V., as to the legality of the securities to be registered.